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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2012 (MM/DD/YY) AND ENDING October 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lakeridge Capital, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 University Ave Mezzanine Level Suite M002
(No. and Street)

Toronto (City) Ontario, Canada (State) M5J2HZ (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Notidis 416 867 4550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Malone Bailey, LLP
(Name – *if individual, state last, first, middle name*)

10350 Richmond Ave (Address) Houston, (City) TX



CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Notidis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lakeridge Capital, Inc, as of October 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public BARRY M. [illegible]

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LAKERIDGE CAPITAL INC.

Statement of Financial Condition

October 31, 2013

TABLE OF CONTENTS

malonebailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Lakeridge Capital Inc.
Toronto, Ontario
Canada

Report on the Financial Statements

We have audited the accompanying statement of assets, liabilities and stockholders' equity of Lakeridge Capital Inc, as of October 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Lakeridge Capital Inc. at October 31, 2013, in conformity with accounting principles generally accepted in the United States of America

MaloneBailey, LLP

January 7, 2014

LAKERIDGE CAPITAL INC
OCTOBER 31, 2013
STATEMENT OF ASSETS, LIABILITIES, AND STOCKHOLDERS' EQUITY

ASSETS		
Cash	**$**	**27,663**
TOTAL ASSETS		**27,663**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts Payable and Accrued Expenses	**$**	**13,196**
Total Liabilities		**13,196**
Equity		
Capital Stock, without par value, 6,000 authorized, 6,000 shares issued and outstanding		**12,500**
Additional Paid in Capital		**255,768**
Accumulated Deficit		**(253,801)**
Total Equity		**14,467**
TOTAL LIABILITIES AND EQUITY	**$**	**27,663**

The accompanying notes are an integral part of these audited financial statements.

LAKERIDGE CAPITAL INC
NOTES TO THE FINANCIAL STATEMENTS
OCTOBER 31, 2013

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Lakeridge Capital Inc. ("we", "our" and the "Company") was incorporated on January 10, 1989 under the name Lawrence Field Distributors, Inc. and was renamed on June 30, 2004 to Kingsdale Capital Markets (USA) Inc. The name changed again in July 2012 to Lakeridge Capital Inc. The Company is dependent upon its Parent company.

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and conducts a securities business generally limited to private placements of securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Revenue Recognition

Securities transactions and related income and expenses are recorded on a trade date basis. Commission revenues are recorded on a settlement date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Income Taxes

The Company accounts for income taxes in accordance with the US Generally Accepted Accounting Principles which requires the asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

Related Party Transactions

The Parent Company, Kingsdale Capital Markets Inc. pays office and administrative expenses including accounting, rent, telephone and secretarial fees and allocates a portion of the expense to the Company. The Company is dependent upon the parent for continued financial support.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At October 31, 2013, the Company's net capital was $12,925, which was $7,925 in excess of its required net capital of $5,000.

The Company's debt-equity ratio was 1.021 to 1

NOTE 4 – EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and maintains a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its Parent. The Parent provides administrative and other services to the company. During the fiscal year ended October 31, 2013, the Parent charged the Company $12,000 for officer compensation, and $4,200 for office space and administrative support.

The Parent Company made additional cash capital contributions of $3,000 for the year ended October 31, 2013.

The Company's Fidelity Bond coverage is provided as a rider to the Parent's policy. The Parent has agreed to indemnify the Company for any amount due as a deductible under the policy.

The Company paid $889,172 to its Parent, Kingsdale Capital Markets Inc. a Canadian Broker Dealer for Management fees.

NOTE 6 - INCOME TAXES

ASC 740-10 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At October 31, 2013, a valuation allowance for the full amount of the net deferred tax asset was recorded because of uncertainties as to the amount of taxable income that would be generated in future years.

At October 31, 2013 the Company has available net operating loss carryforwards of approximately $253,800 which expire in the years 2029 - 2032.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 7, 2014, the date that these financial statements were issued. The Company believes that there are no subsequent events requiring further disclosure.